FOR IMMEDIATE RELEASE: June 24th, 2014	PR 14-09

Atna Commences Small Scale Production at Pinson

Golden, CO – Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) is pleased to report that it has commenced small scale mining and gold production at its Pinson underground mine near Winnemucca, Nevada. Pinson entered into a contract mining agreement on a risk-sharing basis with Small Mine Development LLC of Boise, Idaho and renewed its prior gold ore purchase and sales agreement with Newmont. The first shipment of ore has been mined and sold to Newmont’s Twin Creeks oxide mill.

Initial mining started in a previously developed oxide ore stope in the Ogee zone. Two additional oxide stopes have been identified for mining over the next quarter with one of these stoping areas to be mined by long-hole stoping, a bulk-mining method versus the selective underhand cut-and-fill mining method previously used at Pinson. Ore will be screened on surface to eliminate waste and upgrade the average grade shipped as was learned to be effective in prior operations.

Atna plans to mine previously developed ore zones at Pinson with minimal investment requirements, and to make regular ore sales as tonnages are produced. The Company does not intend to provide forward guidance on production, but will report results periodically as the program proceeds. Mining rates may be increased with experience and as justified by the gold market and profitability of Pinson-underground operations.

Work is progressing on producing updated resources, reserves and long-term mine plan for the Pinson underground operation. In addition, work is nearing completion on an open pit, heap leach mining study for the private land sections at Pinson. Atna plans to combine these two studies into a single NI 43-101 compliant report for release.

This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Registered Member of the Society for Mining, Metallurgy, and Exploration (No. 3069054), a Licensed Geologist and qualified person, as defined in NI 43-101, who has verified the authenticity and validity of the technical information contained within this news release.

For additional information on Atna Resources and the Pinson mine, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to potential optimization, increased productivity, cost reduction, economics, or resource or reserve expansion at the Pinson mine. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change, unless required by law. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: gold deposit modeling, future operating costs at the Pinson mine, the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining, exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 14, 2014.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com